Merk Launches OUNZ - Deliverable Gold ETF

Press Release: Merk Investments enters the ETF market with the launch of the Merk Gold Trust, the deliverable gold ETF. Merk Gold Trust shares will trade on the NYSE Arca under the symbol "OUNZ". The Merk Gold Trust (OUNZ) provides investors with the opportunity to buy and hold gold through an ETF with the option to take delivery of physical gold if and when desired.

 Consider the Merk Funds

   Merk Hard Currency Fund   Merk Absolute Return Currency Fund      Merk Asian Currency Fund   Webinar

OUNZ   Hard   Absolute

Enhanced

   Asian

 Quick Links

Merk Investments

Merk Funds

Merk Team

Merk Currency White Papers

Merk In the News

Upcoming Events

Merk Gold White Papers

Upcoming Webinars

Merk Gold Reports

Funds In the News

For information concerning the risks applicable to the Funds please click here.

This internet site is not an offer to sell or a solicitation of an offer to buy shares of the Funds to any person in any jurisdiction in which such offer, solicitation, purchase or sale would be unlawful under the securities laws of such jurisdiction. Furthermore, this site contains links to third party websites on the internet. The inclusion of such links on the site are not endorsement by the Funds, implied or otherwise, of the linked site or any products or services in such sites, and no information in such site has been endorsed or approved by the Funds. The linked sites are not under the control of the Funds, and the Funds are not responsible for the contents of any linked site or any link contained in a linked site. For additional information pertaining to the use of this site, refer to the Terms and Conditions of Use link found below.

Merk Gold Trust (“Trust”) has filed a registration statement (including a prospectus) with the SEC for the offering to with this communication relates. The material must be preceded or accompanied by a prospectus. Before investing you should carefully consider the Trust's investment objectives, risks, charges and expenses. This and other information is in the prospectus, a copy of which may be obtained by clicking here.

 Investing involves risk, including possible loss of principal. The Trust is not an investment company registered under the Investment Company Act of 1940 or a commodity pool for the purposes of the Commodity Exchange Act. Shares of the Trust are not subject to the same regulatory requirements as mutual funds. Because shares of the Trust are intended to reflect the price of the gold held in the Trust, the market price of the shares is subject to fluctuations similar to those affecting gold prices. Additionally, shares of the Trust are bought and sold at market price, not at net asset value (“NAV”). Brokerage commissions will reduce returns.

Commodities and commodity-index linked securities may be affected by changes in overall market movements and other factors such as weather, disease, embargoes, or political and regulatory developments, as well as trading activity of speculators and arbitrageurs in the underlying commodities.

Trust shares trade like stocks, are subject to investment risk and will fluctuate in market value. The value of Trust shares relates directly to the value of the gold held by the Trust (less its expenses), and fluctuations in the price of gold could materially and adversely affect an investment in the shares. The price received upon the sale of the shares, which trade at market price, may be more or less than the value of the gold represented by them. The Trust does not generate any income, and as the Trust regularly issues shares to pay for the Sponsor’s ongoing expenses, the amount of gold represented by each Share will decline over time. Investing involves risk, and you could lose money on an investment in the Trust. For a more complete discussion of the risk factors relative to the Trust, carefully read the prospectus.

The sponsor of the Trust is Merk Investments LLC (the “Sponsor”). Foreside Fund Services, LLC, provides marketing services to the Trust.

All rights reserved. Merk Gold Trust and OUNZ are trademarks of Merk investments LLC in the United States and elsewhere. All other trademarks, service marks or registered trademarks are the property of their respective owners.

© 2014 Merk Investments LLC

Home Page |  Funds |  Insights |  Why Currencies  |  Why Gold

Media |  About Merk

Terms and Conditions of Use / Privacy Policy

Before investing you should carefully consider the Fund's investment objectives, risks, charges and expenses. This and other information is in the prospectus, a copy of which may be obtained by clicking here. Please read the prospectus carefully. Foreside Fund Services, LLC, distributor.